SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Google Inc.

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

38259P 60 7

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 38259P 60 7	Page 2 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric E. Schmidt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,194,309 (1)
	6.	SHARED VOTING POWER 6,110,449(2)
	7.	SOLE DISPOSITIVE POWER 1,194,309 (1)
	8.	SHARED DISPOSITIVE POWER 6,110,449(2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,304,758
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7%
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Represents 1,194,309 shares of Class B Common Stock held directly by Mr. Schmidt. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(2)	Includes (i) 4,641,973 shares of Class B Common Stock held by The Schmidt Family Living Trust, of which Mr. Schmidt is a co-trustee, and (ii) 1,468,476 shares of Class B Common Stock held by Schmidt Investments, L.P., of which The Schmidt Family Living Trust is the sole general partner.

SCHEDULE 13G

CUSIP NO. 38259P 60 7	Page 3 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Schmidt Family Living Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION N/A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,110,449 (3)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,110,449(3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,110,449
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8%
12.	TYPE OF REPORTING PERSON (see instructions) OO

(3)	Includes (i) 4,641,973, shares of Class B Common Stock held by The Schmidt Family Living Trust, of which Mr. Schmidt is a co-trustee, and (ii) 1,468,476 shares of Class B Common Stock held by Schmidt Investments, L.P., of which The Schmidt Family Living Trust is the sole general partner. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

Item 1.	(a)		Name of Issuer:

Google Inc.

	(b)		Address of Issuer’s Principal Executive Offices: 1600 Amphitheatre Parkway Mountain View, CA 94043

Item 2.	(a)		Name of Person(s) Filing:

Eric E. Schmidt The Schmidt Family Living Trust

	(b)		Address of Principal Business Office or, if none, Residence:

c/o Google Inc., 1600 Amphitheatre Parkway, Mountain View, CA 94043

	(c)		Citizenship:

		Eric Schmidt	United States of America
		The Schmidt Family Living Trust	N/A

	(d)		Title of Class of Securities:

Class B Common Stock, par value $0.001 per share

	(e)		CUSIP Number:

38259P 60 7

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)		☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)		☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)		☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)		☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)		☐ An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

	(f)		☐ An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

	(g)		☐ A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

	(h)		☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)		☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)		☐ A non-U.S. institution in accordance with §240.13d-l(b)(1)(ii)(J);

	(k)		☐ Group, in accordance with §240.13d-l(b)(l)(ii)(K).

Item 4.	Ownership.

The percentages of ownership set forth below are based on 67,342,362 shares of Class B Common Stock outstanding at December 31, 2012. Aggregate number and percentage of the class of securities of Google Inc. held by the reporting persons:

		Class B

(a)	Amount beneficially owned:

	Eric Schmidt (1)	7,304,758
	The Schmidt Family Living Trust (2)	6,110,449

(b)	Percent of class:

	Eric Schmidt	11.7%
	The Schmidt Family Living Trust	9.8%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote

	Eric Schmidt	1,194,309
	The Schmidt Family Living Trust	0

	(ii) Shared power to vote or to direct the vote

	Eric Schmidt	6,110,449
	The Schmidt Family Living Trust	6,110,449

	(iii) Sole power to dispose or to direct the disposition of

	Eric Schmidt	1,194,309
	The Schmidt Family Living Trust	0

	(iv) Shared power to dispose or to direct the disposition of

	Eric Schmidt	6,110,449
	The Schmidt Family Living Trust	6,110,449

(1)     Includes (i) 4,641,973 shares of Class B Common Stock held by The Schmidt Family Living Trust, of which Mr. Schmidt is a co-trustee, and (ii) 1,468,476 shares of Class B Common Stock held by Schmidt Investments, L.P., of which The Schmidt Family Living Trust is the sole general partner.

(2)     Includes 1,468,476 shares of Class B Common Stock held by Schmidt Investments, L.P., of which The Schmidt Family Living Trust is the sole general partner.

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification Not applicable.

Exhibit	Document Description

99.1	Agreement Pursuant to Rule 13d-1(k)(1)(iii)

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

ERIC E. SCHMIDT

/s/ Eric E. Schmidt
Eric E. Schmidt

THE SCHMIDT FAMILY LIVING TRUST

By:	/s/ Eric E. Schmidt
Eric E. Schmidt, Co-Trustee